UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Madison Harbor Balanced Strategies, Inc.

3.	Securities and Exchange Commission File No.: 811-21479

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application      ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Madison Harbor Balanced Strategies, Inc.

1177 Avenue of the Americas, 44th Floor

New York, New York 10036

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Steven B. Boehm, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

(202) 383-0176

1

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Madison Harbor Balanced Strategies, Inc.

1177 Avenue of the Americas, 44th Floor

New York, New York 10036

SEI Investments Global Funds Services

1 Freedom Valley Drive

PO Box 1100

Oaks, PA 19456

(610) 676-1270

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end      ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Aviva Investors Americas, LLC

1177 Avenue of the Americas, 44th Floor

New York, New York 10036

Aviva Investors North America, Inc.

125 Park Avenue, 25th Floor

New York, NY 10017

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A. Madison Harbor Balanced Strategies, Inc. has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

2

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

Depositor’s name(s) and address(es):

Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes       ☒ No

If Yes, for each UIT state: N/A

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes      ☐ No

If Yes, state the date on which the board vote took place: September 19, 2016

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes      ☐ No

If Yes, state the date on which the shareholder vote took place: December 9, 2016

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes      ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Distributions were made on January 31, 2017 and April 28, 2017.

(b)	Were the distributions made on the basis of net assets?

☒ Yes      ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes      ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

3

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes      ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes      ☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes      ☐ No

Subject to the fund’s reservation of cash (held by the fund’s custodian, SEI Private Trust Company) to pay expenses of liquidation and other accrued expenses, all other assets of the fund have been distributed.

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes      ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒ Yes      ☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

4

Cash	$222,038
Accrued expense reimbursement from the fund’s investment adviser	$29,872
Total	$251,910

(b)	Why has the fund retained the remaining assets?

The remaining cash and other asset is being retained to pay for outstanding accrued and anticipated expenses. The fund does not contemplate that there will be any remaining assets after the payment of all applicable fund expenses. In the event that there are any remaining assets following the payment of these expenses, the remaining assets would be distributed to former shareholders.

The accrued receivable from the fund’s investment adviser represents an estimate of the expense reimbursement due to the fund for the month of April 2017 that will reimbursed once the amount is finalized.

(c)	Will the remaining assets be invested in securities?

☐ Yes      ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes      ☐ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Amount
Estimated Accrued and Anticipated Expenses:
Legal Fees	$22,524
Tax Return Preparation Fees	$50,000
Custody, Fund Administration and Transfer Agent	$71,200
Audit Fees	$20,000
Printing & Filing Fees	$8,530
Board Fees	$15,500
Compliance	$6,000
Other expense reserves	$58,156
Total	$251,910

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

Cash reserve

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

5

(i)	Legal expenses:	$198,975

(ii)	Accounting expenses:	$0

(iii)	Other expenses (list and identify separately):

	Proxy and Shareholder Meeting Costs:	$22,976
	Fund Administration/Custody/Transfer Agent	$27,200
	Tax preparation fees	$13,333
	Other	$6,500

(iv)	Total expenses (sum of lines (i)-(iii)above):	$268,984

(b)	How were those expenses allocated?

N/A

(c)	Who paid those expenses?

Madison Harbor Balanced Strategies, Inc. paid the expenses incurred in connection with the liquidation.

(d)	How did the fund pay for unamortized expenses (if any)?

The Fund’s only unamortized expenses were for the Fund’s Fidelity Bond and E&O/D&O insurance premiums and any such unamortized premiums will be expensed upon filing of this Form N-8F.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes      ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes      ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes      ☒ No

If Yes, describe the nature and extent of those activities:

6

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: N/A

The names of the surviving portfolios are as follows: N/A

(b)	State the Investment Company Act file number of the fund surviving the Merger: N/A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

7

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Madison Harbor Balanced Strategies, Inc., (ii) he is Chief Executive Officer of Madison Harbor Balanced Strategies, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

May 1, 2017	/s/ Edward M. Casal
	Name:	Edward M. Casal
	Title:	Chief Executive Officer

8